Filed Pursuant to Rule 424(b)(3)

Registration No. 333-229687

GREAT AMERICAN LIFE INSURANCE COMPANY

Mailing Address: P.O. Box 5423, Cincinnati OH 45201-5423

Administrative Office: 301 East Fourth Street, Cincinnati OH 45202

Annuity Services: 1-800-789-6771

INDEX FRONTIER® 5 ANNUITY

INDEX FRONTIER® 7 ANNUITY

Supplement Dated March 15, 2022

to Prospectus Dated May 1, 2021

This supplement is intended to update certain information in the above-referenced prospectuses for the Index Frontier 5 Annuity and the Index Frontier 7 Annuity (each a “Contract”). All other provisions outlined in the prospectuses remain unchanged. Unless otherwise indicated, terms used in this supplement have the same meaning as in Contract prospectuses.

Effective March 21, 2022, the “Maximum Gain” subsection of the “Vested Gains and Losses” section of each prospectus is revised to state the following:

“Maximum Gain. The Maximum Gain for an Indexed Strategy is the largest positive Index Change for a Term that is taken into account to determine the Vested Gain for that Indexed Strategy for that Term. For example, if the Maximum Gain for a Term is 5% and the Index Change at the end of that Term is positive 8%, then the Vested Gain for that Term is 5%.

•	The Maximum Gain will vary between Indexed Strategies.

•	The Maximum Gain for a given Indexed Strategy will vary between Terms.

•	We guarantee that the Maximum Gain for a Term of an Indexed Strategy will never be less than 1%.

•	For each Term, your return on an Indexed Strategy may be less than any positive Index Change over that Term.

•	For each Term, your return on an Indexed Strategy may be less than the Maximum Gain.

We set the Maximum Gain for each Indexed Strategy based on the cost of hedging, interest rates, and other market factors, and the Purchase Payments received for a Contract. In general, the Maximum Gain we set for a Growth/-10% Floor Strategy will be higher than the Maximum Gain we set for the corresponding Conserve/0% Floor Strategy , and the Maximum Gain for a 10% Buffer Strategy will be higher than the Maximum Gain for the corresponding Growth Strategy. Likewise, we may set Maximum Gains for Contracts with larger Purchase Payments that are higher than Maximum Gains for Contracts with smaller Purchase Payments.

For information about the current Maximum Gain for each Indexed Strategy offered for new Contracts, please contact your registered representative or refer to our website (www.gaig.com/RILArates). At least 10 days before the initial Term starts, we will post the Maximum Gain that will apply to an Indexed Strategy for that Term on our website.

Maximum Gains for your initial Term can vary based on when a Purchase Payment is applied to an Indexed Strategy and the length of the Term of that Indexed Strategy.

When identifying the Maximum Gain that applies to a Purchase Payment in the initial Term of an Indexed Strategy, three dates are used: (1) the date that the application for the Contract is signed (the “Signature Date”) (2) the date seven days after the Signature Date (the “Rate Lock Deadline”) and (3) the third Strategy Application Date that is on or after the Signature Date (the “Third Strategy Application Date”).

If we receive the signed application on or before the Rate Lock Deadline:

If a Purchase Payment is applied:	Then the Maximum Gain for the initial Term of that Strategy is:
On or before the Third Strategy Application Date	The higher of: (1) the Maximum Gain for the first Strategy Application Date on or after the Signature Date (2) the Maximum Gain on the Strategy Application Date for that Purchase Payment
After the Third Strategy Application Date	The Maximum Gain on the Strategy Application Date for that Purchase Payment

If we receive the signed application after the Rate Lock Deadline, then the Maximum Gains for the initial Term will be determined separately for each Purchase Payment. In that case, the Maximum Gain for the initial Term of a Strategy would be the Maximum Gain in effect on the Strategy Application Date for that Purchase Payment.

If you are not satisfied with the Maximum Gains offered for your initial Term, you may rescind your Contract by returning it and giving written notice of your decision to rescind. You will have 20 days in which to rescind your Contract. The rescission period will end at midnight of the 20th day after the date on which your initial Term starts. If you exercise this rescission right, we will return your Purchase Payment(s), without any adjustment for the Early Withdrawal Charge.

Once your Contract is effective, we will send you a written notice at least 30 days before the end of each Term with information about the Indexed Strategies that will be available for the next Term. At least 10 days before the next Term starts, we will post the Maximum Gain that will apply to an Indexed Strategy for that next Term on our website (www.gaig.com/RILArates). The Previous Notice Methods section of this prospectus describes a different process used to provide notice of the Maximum Gain for each Indexed Strategy that will apply to Contracts issued prior to May 1, 2019.

Because we can change the Maximum Gain that applies to an Indexed Strategy, the Contract has a Bailout right that allows you to take a withdrawal without incurring an Early Withdrawal Charge under certain circumstances. See Bailout Right discussion in the Early Withdrawal Charge section below.”

If you have any questions about this supplement, please call 1-800-789-6771 or contact your registered representative.

Please retain this supplement for future reference.